UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 24, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: October 24, 2019	By:	/s/ Daniel Tassé
Name: Daniel Tassé
Title: Chief Executive Officer

Exhibit 99.1

DBV Technologies to Highlight the Burden of Peanut Allergy and Patient Experiences with Viaskin Peanut at ACAAI 2019

New analysis evaluates quality of life in patients receiving investigational Viaskin Peanut

DBV Technologies (Euronext: DBV—ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that new analyses on clinical study patient experiences and the significant burden of peanut allergy will be presented at the American College of Allergy, Asthma & Immunology (ACAAI) Annual Scientific Meeting in Houston, Texas, November 7-11, 2019. Four abstracts have been accepted, including three oral presentations and one poster presentation.

“Peanut allergy places a significant burden on both patients and their families, often due to uncertainty around accidental exposure. The data we are presenting at ACAAI this year support our continued commitment to better understanding the burden of peanut allergy and improving the lives of patients through innovative treatments,” said Dr. Pharis Mohideen, Chief Medical Officer of DBV Technologies.

Viaskin® Peanut is the Company’s lead product candidate designed to potentially reduce the risk of life-threatening allergic reactions due to accidental exposure to peanuts. An investigational non-invasive, once-daily, epicutaneous patch, Viaskin Peanut seeks to deliver microgram quantities of peanut antigen to activate the immune system. Viaskin Peanut is based on epicutaneous immunotherapy (EPIT®), DBV’s proprietary method of delivering biologically active compounds to the immune system through intact skin.

DBV Abstracts:

Quality of Life/Patient Experience Data

“Improvements in Quality of Life Following Epicutaneous Peanut Immunotherapy: PEPITES and PEOPLE Studies” will be presented by Audrey Dunn-Galvin, University College Cork, Department of Pediatrics & Child Health.

•	Abstract Number: D303

•	Session Title: Distinguished Industry Oral Abstracts

•	Presentation Location: George R. Brown Convention Center – Room 370

•	Presentation Date: Saturday, November 9, 2019

•	Presentation Time: 5:15 p.m. – 5:25 p.m.

“Patient Experiences Following the OLFUS VIPES Phase IIb Epicutaneous Immunotherapy Trial: A Retrospective Qualitative Study” will be presented by Terri Brown-Whitehorn, M.D., Children’s Hospital of Philadelphia, Division of Allergy and Immunology.

•	Abstract Number: D300

•	Session Title: Distinguished Industry Oral Abstracts

•	Presentation Location: George R. Brown Convention Center – Room 370

•	Presentation Date: Saturday, November 9, 2019

•	Presentation Time: 5:05 p.m. – 5:15 p.m.

Burden of Peanut Allergy Data

“Perceptions Among Peanut-Allergic Children: A Survey” will be presented by Matthew Greenhawt, M.D., Children’s Hospital Colorado, University of Colorado.

•	Abstract Number: D302

•	Session Title: Distinguished Industry Oral Abstracts

•	Presentation Location: George R. Brown Convention Center – Room 370

•	Presentation Date: Saturday, November 9, 2019

•	Presentation Time: 4:55 p.m. – 5:05 p.m.

“Economic Burden of Disease Among Peanut-Allergic Children” will be presented by Marcus Shaker, M.D., Dartmouth-Hitchcock Medical Center, Division of Allergy and Immunology.

•	Abstract Number: P302

•	Session Title: e-Posters – Meet the Authors: Session 2

•	Presentation Location: George R. Brown Convention Center – Halls A3 & B3 (Level 3) – Monitor 7

•	Presentation Date: Saturday, November 9, 2019

•	Presentation Time: 11:30 a.m. – 11:45 a.m.

Viaskin Peanut has not been approved for marketing by the U.S. Food and Drug Administration (FDA) or any other health authority. The safety and efficacy of Viaskin Peanut have not been evaluated by the FDA or any other health authority.

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of the EPIT platform and Viaskin® Peanut as a treatment for peanut-allergic children. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and the risk that historical clinical results in one patient population may not be predictive of future clinical trial results in different patient populations. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com